September 29, 2022

VIA EDGAR

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PropTech Investment Corp. II
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed September 19, 2022
File No. 001-39758

Ladies and Gentlemen:

This letter sets forth the responses of PropTech Investment Corp. II (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated September 26, 2022, with respect to Amendment No. 2 to the Company’s Preliminary Proxy Statement on Schedule 14A, filed on September 19, 2022, File No. 001-39758 (the “Proxy Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 3 to the Proxy Statement (“Amendment No. 3”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No.3. For your convenience, each of the Staff’s comments is reprinted in bold below, followed by the Company’s responses thereto.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A, filed on September 19, 2022

Questions and Answers about the Business Combination and the Special Meeting, page xii

1.	We note your response to comment 2 and partially reissue the comment. Please revise your disclosure to make clear that the redemption rights provided in connection with the vote on the charter amendment will only be effected if the PTIC II Board approves and adopts the amendment to the Existing Charter and such charter amendment is actually enacted, which would not occur if the business combination would not be consummated substantially concurrently with such charter amendment, as you have done in your response letter. Please also provide clear disclosure throughout the proxy statement, if true, that the charter amendment will not be effected until substantially concurrently with the business combination, and that the charter amendment will not be effected if the business combination does not occur.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

September 29, 2022

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 1, 15, 92, 95 and 173 of Amendment No. 3 and have clarified that the redemption rights provided in connection with the vote on charter amendment will only be effected if the PTIC II Board approves and adopts the amendment to the Existing Charter and such charter amendment is actually enacted, which would not occur if the Business Combination would not be consummated substantially concurrently with such charter amendment.

2.	We reissue comment 3. Please clearly discuss the dilution and downward pricing pressure that will result from the issuance of shares post-business combination pursuant to the CEF Purchase Agreement, resulting from the purchase price based upon a discount to the market price. Similarly revise the risk factor subheading on page 66 to clearly reflect the downward pricing pressure and increased dilution relating to the purchase price based upon a discount to market.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages xvi, xvii, xviii, xix, xx, xxi, xxii, xxvi, xxvii, 8, 66, 120, 121, 122, 123, 124, 125, 129, 154 and 265 of Amendment No. 3.

Certain Renters Warehouse Projected Financial Information, page 131

3.	We note your response to comment 8 and your revised disclosure regarding the March 2022 projections. As you have now updated your projections for September 2022, please provide quantitative disclosure regarding the assumptions and adjustments made to your projections to accompany your qualitative disclosure regarding the changes, for example, regarding the change in the expected purchases by institutional investors versus the actual number of purchases in that time period. Lastly, please disclose the assumptions used in the September 2022 update.

RESPONSE:

In response to the Staff’s comment, we have updated and revised disclosures on pages 134 and 135 in Amendment No. 3.

4.	Please discuss in greater detail the considerations given to the increased interest rates and the uncertainty in the real estate market in determining the revised forecast. Please revise the interest rate risk factor on page 48 and the MD&A to discuss in greater detail the impact that increased interests rates have had and are expected to have on your business. Please also add risk factor disclosure and revise the MD&A to discuss the recent uncertainties to residential real estate market conditions, as referenced on page 133. Discuss in greater detail the impact this has had and is expected to have on your business.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

September 29, 2022

RESPONSE:

In response to the Staff’s comment, we have updated and revised the risk factor on page 48 of Amendment No. 3 to address the Staff’s comments concerning the impact of increased interest rates and recent uncertainties to residential real estate market conditions. We have also updated the MD&A on page 223 in Amendment No. 3 under “Renters Warehouse’s Management’s Discussion And Analysis Of Financial Condition And Results Of Operations — Key Factors Affecting Our Performance” to discuss future impact on business. We would also like to refer the Staff to page 240 of Amendment No. 3 (“Renters Warehouse’s Management’s Discussion And Analysis Of Financial Condition And Results Of Operations — Quantitative and Qualitative Disclosures About Market Risk”) to further address this comment.

Fairness Opinion of Northland Securities Inc., page 135

5.	We note the material changes in the company's September 2022 update to the projections. Please disclose whether the board believes this fairness opinion remains valid. Please also disclose whether the board believes the determination that the fair market value of Appreciate continues to remain above 80% of the assets held in the trust account in light of these material changes.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the PTIC II Board believes it was reasonable to rely upon the Northland fairness opinion at the time of its delivery in concluding that the Business Combination was in the best interest of PTIC II Stockholders. Northland’s fairness opinion spoke only as of its date and does not take into account the updates to Renters Warehouse’s projections as described in “Proposal 2 — The Business Combination Proposal — Certain Unaudited Renters Warehouse Prospective Financial Information.” The PTIC II Board has not requested that Northland provide a new or updated fairness opinion and does not intend to secure a new or updated fairness opinion from Northland or any other third-party.  Accordingly, we have updated and revised disclosures on pages xxiv and 72 in Amendment No. 3.  The Company also respectfully advises the Staff that, pursuant to the Nasdaq’s rules, the test of the fair market value of Appreciate being at least 80% of the assets held in the trust account (excluding any deferred underwriters fees and taxes payable on the income earned on the trust account) is measured at the time of entering into the business combination agreement.

Debt, page 222

6.	We note your response to prior comment 15 and we reissue the comment in part. Please clarify what the debt service ratio covenant requires and provide the default interest rate you would be subject to as of a recent date.

RESPONSE:

In reference to the Staff’s comment, we have updated the disclosure on page 232 of Amendment No. 3.

The Company believes the foregoing fairly responds to the Staff’s comments in its letter dated September 26, 2022 and is prepared to provide the Staff with additional information. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact Julian J. Seiguer of Kirkland & Ellis LLP at (713) 836-3334 or Wayne E. Williams of Kirkland & Ellis LLP at (312) 862-7135.

Sincerely,

/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	Chairman, Co-Chief Executive Officer and President

cc:	Julian J. Seiguer, Kirkland & Ellis LLP
Christian O. Nagler, Kirkland & Ellis LLP
Wayne E. Williams, Kirkland & Ellis LLP